FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 20, 2004, Series 2004-1	333-110474

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 22, 2004

NEW CENTURY MORTGAGE SECURITIES, INC.

By: ______________________________

Name: **Kevin Cloyd**

Title: **Executive Vice President**

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Transaction

Issuer	New Century Home Equity Loan Trust
Series	2004-1
Collateral	Approx $1.5 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Class A2 WALs

CPR	WAL	Prin Window
0	15.15	1-306
5	6.54	1-200
10	3.76	1-125
15	2.57	1-86
20	1.92	1-65
25	1.49	1-51
30	1.18	1-33
35	0.99	1-27

*WALs and Prin Windows are the same both to Call and to Maturity

Transaction

Issuer	New Century Home Equity Loan Trust
Series	2004-1
Collateral	Approx $1.5 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Loss Coverage

First Principal Loss

Bond	Fwd LIBOR 70% Severity		Fwd LIBOR + 200 40% Severity		Fwd LIBOR + 200 70% Severity	
	CDR	Cum Loss	CDR	Cum Loss	CDR	Cum Loss
M2	7.2%	15.1%	10.7%	11.8%	5.7%	12.5%
M3	6.2%	13.3%	8.7%	10.1%	4.8%	10.7%
M4	5.4%	11.9%	7.2%	8.6%	4.0%	9.2%
M5	4.8%	10.7%	6.1%	7.5%	3.4%	7.9%

100% Pricing Speed
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments

Transaction

Issuer	New Century Home Equity Loan Trust
Series	2004-1
Collateral	Approx $1.5 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Loss Coverage

Class M2

	Breakeven CDR		Mult of Def Ramp	
CPR	CDR	Cum Loss	% Ramp	Cum Loss
25 CPR	11.1%	14.2%	405%	13.5%
40 CPR	13.9%	11.3%	705%	10.9%
60 CPR	19.2%	9.6%	1552%	9.5%

Class M3

	Breakeven CDR		Mult of Def Ramp	
CPR	CDR	Cum Loss	% Ramp	Cum Loss
25 CPR	9.5%	12.6%	332%	11.8%
40 CPR	11.4%	9.6%	551%	9.2%
60 CPR	15.3%	7.8%	1174%	7.7%

Class M4

	Breakeven CDR		Mult of Def Ramp	
CPR	CDR	Cum Loss	% Ramp	Cum Loss
25 CPR	8.1%	11.1%	272%	10.2%
40 CPR	9.4%	8.1%	433%	7.6%
60 CPR	12.1%	6.3%	888%	6.2%

Class M5

	Breakeven CDR		Mult of Def Ramp	
CPR	CDR	Cum Loss	% Ramp	Cum Loss
25 CPR	7.2%	10.1%	230%	9.0%
40 CPR	7.8%	6.9%	348%	6.4%
60 CPR	9.6%	5.1%	680%	5.0%

Fwd LIBOR
50% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Default Ramp is 0 to 4.5 CDR in mos 1-36; 4.5 CDR thereafter
Curve is based on Collateral Age

Transaction

Issuer	New Century Home Equity Loan Trust
Series	2004-1
Collateral	Approx $1.5 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Class M-3 Loss Coverage

Scenario	1	2	First Prin Loss
% of Default Curves	**20.4%**	**28.4%**	**77.1%**
Cum Default	9.26%	12.5%	28.4%
Cum Loss	3.7%	5.0%	11.4%
% of Prin Received	100.0%	100.0%	99.5%
WAL	8.51	8.21	13.30
Duration	6.77	6.59	9.07
Prin Window	98-107	94-103	126-360

BONY CDR Default Curves

Year	FRM	ARM
1	3.00%	3.0000%
2	12.00%	17.0000%
3	20.00%	25.0000%
4	25.00%	25.0000%
5	20.00%	20.0000%
6	15.00%	10.0000%
7 & after	5.00%	10.0000%

Fwd LIBOR
40% loss severity
12 month lag in recoveries
Pricing Speed
Trigger failing
Run to Maturity
Defaults are in addition to prepayments

Transaction

Issuer	New Century Home Equity Loan Trust
Series	2004-1
Collateral	Approx $1.5 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Loss Coverage

	Static LIBOR		Fwd LIBOR	
Class	**CDR Break**	**Cum Loss**	**CDR Break**	**Cum Loss**
M1	24.7%	20.5%	21.2%	18.7%
M2	16.9%	16.2%	13.7%	14.1%
M3	14.7%	14.7%	11.6%	12.5%
M4	12.9%	13.5%	9.8%	11.0%
M5	11.5%	12.4%	8.7%	10.0%
M6	10.3%	11.4%	7.8%	9.2%

40% loss severity
12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is first dollar of principal loss

Transaction

Issuer	New Century Home Equity Loan Trust
Series	2004-1
Collateral	Approx $1.5 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Loss Coverage

First Principal Loss

	Static LIBOR		Fwd LIBOR	
Bond	CDR	Cum Loss	CDR	Cum Loss
M1	37.1%	19.0%	32.1%	17.7%
M2	23.9%	15.1%	19.5%	13.4%
M3	20.4%	13.7%	16.2%	11.9%

100% Pricing Speed
30% Severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments

Transaction

Issuer	New Century Home Equity Loan Trust
Series	2004-1
Collateral	Approx $1.5 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Class M2 Loss Coverage

First Principal Loss

	Static LIBOR		*Fwd LIBOR*		*Fwd LIBOR + 200*	
Severity	**CDR**	**Cum Loss**	**CDR**	**Cum Loss**	**CDR**	**Cum Loss**
40%	15.2%	21.8%	11.7%	19.1%	9.0%	16.4%
50%	11.8%	23.8%	9.0%	20.4%	7.0%	17.3%
60%	9.6%	25.2%	7.4%	21.5%	5.8%	18.2%

50% Pricing Speed
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments

Transaction

Issuer	New Century Home Equity Loan Trust
Series	2004-1
Collateral	Approx $1.5 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Loss Coverage

First Principal Loss

		Fwd LIBOR		Fwd LIBOR + 200	
	Prepay	CDR	Cum Loss	CDR	Cum Loss
Class M2	50% Pricing	9.7%	21.4%	7.3%	17.8%
	100% Pricing	11.6%	15.6%	8.8%	12.7%
	150% Pricing	13.9%	13.1%	11.0%	10.8%
Class M5	50% Pricing	7.3%	17.8%	5.2%	14.0%
	100% Pricing	7.8%	11.5%	5.3%	8.4%
	150% Pricing	8.6%	8.8%	6.0%	6.4%
Class M6	50% Pricing	6.9%	17.1%	4.9%	13.4%
	100% Pricing	7.1%	10.7%	4.7%	7.5%
	150% Pricing	7.4%	7.7%	4.9%	5.3%

50% Severity
6 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments

Transaction

Issuer	New Century Home Equity Loan Trust
Series	2004-1
Collateral	Approx $1.5 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Loss Coverage

First Principal Loss

	Fwd LIBOR		Fwd LIBOR + 200	
Bond	CDR	Cum Loss	CDR	Cum Loss
M2	9.4%	16.0%	7.2%	13.0%
M3	8.2%	14.4%	6.0%	11.1%
M4	7.2%	12.9%	5.1%	9.7%
M5	6.5%	11.9%	4.4%	8.5%
M6	5.9%	11.0%	3.9%	7.7%

100% Pricing Speed
60% Severity
6 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments

Transaction

Issuer New Century Home Equity Loan Trust
Series 2004-1

Collateral Approx $1.5 Billion of Home Equity Mortgage Loans
Originator New Century Mortgage Corporation

Servicer New Century Mortgage Corporation

Rating Agencies Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Class M-1 Loss Coverage

Run at Constant CDR

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL
50	20.7%	25.2%	63.0%	10.03	16.7%	23.0%	57.5%	11.47	13.4%	20.7%	51.6%	13.00
100	24.7%	20.5%	51.1%	6.75	21.2%	18.7%	46.9%	7.27	17.6%	16.7%	41.7%	7.90
150	29.3%	18.0%	45.0%	4.94	26.2%	16.7%	41.8%	5.16	22.8%	15.2%	38.0%	5.43
200	34.4%	16.5%	41.3%	3.80	31.8%	15.6%	39.0%	3.89	28.9%	14.5%	36.3%	4.02

Run at Given Curve

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL
50	767%	23.0%	57.5%	10.19	717%	21.5%	53.8%	13.46	672%	20.2%	50.4%	15.89
100	797%	18.0%	45.0%	5.15	679%	16.9%	42.3%	5.48	585%	15.8%	39.5%	5.94
150	1184%	15.8%	39.4%	3.83	1049%	15.2%	37.9%	3.95	921%	14.5%	36.1%	4.09
200	2199%	14.7%	36.8%	3.04	2015%	14.4%	36.0%	3.09	1832%	14.0%	34.9%	3.14

40% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means the Pricing Speed

Transaction

Issuer	New Century Home Equity Loan Trust
Series	2004-1
Collateral	Approx $1.5 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	*Cumulative Realized Loss Percentage*
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Loss Coverage

		Forward LIBOR			Static LIBOR for 12mos then +400		
	PPC	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL
	75%	9.8%	11.4%	16.1	7.8%	9.6%	17.2
Class M5	100%	9.9%	9.4%	13.0	7.6%	7.6%	13.8
	135%	10.2%	7.6%	10.0	7.7%	6.0%	10.5
	75%	8.9%	10.6%	16.2	6.9%	8.7%	17.5
Class M6	100%	8.7%	8.5%	13.2	6.5%	6.7%	14.2
	135%	8.6%	6.6%	10.2	6.1%	4.8%	10.7

35% Severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Prepayment Curves as shown to the right:

FRM PPC Month	FRM PPC CPR	ARM PPC Month	ARM PPC CPR
1-12	4-23	1-12	4-27
13+	23	13-22	27
		23-27	50
		28+	27

Transaction

Issuer	New Century Home Equity Loan Trust
Series	2004-1
Collateral	Approx $1.5 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's / S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Floating	1,208,645,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Floating	103,381,000	6.80%	13.70%	27.40%
M2	A2	A	Floating	79,817,000	5.25%	8.45%	16.90%
M3	A3	A-	Floating	26,605,000	1.75%	6.70%	13.40%
M4	Baa1	BBB+	Floating	22,805,000	1.50%	5.20%	10.40%
M5	Baa2	BBB	Floating	18,243,000	1.20%	4.00%	8.00%
M6	Baa3	BBB-	Floating	19,764,000	1.30%	2.70%	
OC	-	-	-	41,049,308	2.70%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage exceeds [40]% of the Credit Enhancement Percentage for the Class A Notes
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	3.50%
May 2008 - April 2009	5.25%
May 2009 - April 2010	6.75%
May 2010 and thereafter	7.25%

Loss Coverage

	Static LIBOR		Fwd LIBOR	
Class	**CDR Break**	**Cum Loss**	**CDR Break**	**Cum Loss**
M1	24.7%	20.5%	21.2%	18.7%
M2	16.9%	16.2%	13.7%	14.1%
M3	14.7%	14.7%	11.6%	12.5%
M4	12.9%	13.5%	9.8%	11.0%
M5	11.5%	12.4%	8.7%	10.0%
M6	10.3%	11.4%	7.8%	9.2%

40% loss severity
12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is first dollar of principal loss

Excess Spread

Period	Paydate	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	5/25/2004	467	467	1.10	1.22
2	6/25/2004	482	478	1.14	1.29
3	7/25/2004	487	479	1.18	1.36
4	8/25/2004	481	467	1.24	1.45
5	9/25/2004	481	458	1.33	1.55
6	10/25/2004	486	463	1.34	1.65
7	11/25/2004	480	443	1.47	1.75
8	12/25/2004	485	438	1.60	1.88
9	1/25/2005	480	420	1.71	2.00
10	2/25/2005	479	413	1.78	2.12
11	3/25/2005	494	414	2.01	2.26
12	4/25/2005	478	395	1.95	2.36
13	5/25/2005	483	378	2.21	2.49
14	6/25/2005	477	358	2.32	2.61
15	7/25/2005	482	357	2.43	2.71
16	8/25/2005	476	336	2.54	2.82
17	9/25/2005	476	325	2.65	2.93
18	10/25/2005	480	325	2.75	3.03
19	11/25/2005	475	304	2.86	3.14
20	12/25/2005	479	305	2.96	3.22
21	1/25/2006	473	283	3.07	3.31
22	2/25/2006	473	272	3.18	3.39
23	3/25/2006	488	299	3.27	3.47
24	4/25/2006	472	293	3.37	3.55
25	5/25/2006	482	366	3.37	3.63
26	6/25/2006	476	344	3.46	3.72
27	7/25/2006	480	348	3.55	3.80
28	8/25/2006	474	325	3.64	3.90
29	9/25/2006	474	316	3.73	3.99
30	10/25/2006	478	347	3.82	4.07
31	11/25/2006	472	374	3.91	4.16
32	12/25/2006	477	380	4.00	4.21
33	1/25/2007	471	356	4.08	4.25
34	2/25/2007	470	348	4.17	4.30
35	3/25/2007	486	386	4.25	4.34
36	4/25/2007	468	341	4.33	4.38
37	5/25/2007	473	389	4.19	4.41
38	6/25/2007	469	365	4.26	4.48
39	7/25/2007	476	375	4.34	4.55
40	8/25/2007	471	353	4.40	4.62
41	9/25/2007	471	347	4.47	4.69
42	10/25/2007	477	367	4.54	4.75
43	11/25/2007	471	362	4.61	4.82
44	12/25/2007	477	372	4.67	4.85
45	1/25/2008	471	349	4.74	4.87
46	2/25/2008	471	342	4.80	4.89
47	3/25/2008	482	370	4.87	4.92
48	4/25/2008	471	336	4.93	4.94
49	5/25/2008	476	377	4.77	4.95
50	6/25/2008	471	354	4.83	5.01

Period	Paydate	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
51	7/25/2008	476	366	4.88	5.06
52	8/25/2008	470	343	4.93	5.11
53	9/25/2008	470	338	4.98	5.17
54	10/25/2008	476	357	5.03	5.21
55	11/25/2008	470	345	5.08	5.26
56	12/25/2008	476	358	5.13	5.28
57	1/25/2009	470	335	5.18	5.30
58	2/25/2009	470	330	5.23	5.31
59	3/25/2009	487	381	5.28	5.33
60	4/25/2009	470	325	5.32	5.34
61	5/25/2009	476	361	5.19	5.35
62	6/25/2009	470	338	5.24	5.40
63	7/25/2009	476	352	5.27	5.43
64	8/25/2009	470	329	5.31	5.47
65	9/25/2009	470	325	5.35	5.51
66	10/25/2009	476	345	5.39	5.55
67	11/25/2009	470	330	5.43	5.58
68	12/25/2009	476	346	5.47	5.58
69	1/25/2010	470	323	5.50	5.57
70	2/25/2010	470	319	5.54	5.57
71	3/25/2010	487	375	5.57	5.56
72	4/25/2010	470	313	5.61	5.55
73	5/25/2010	476	352	5.40	5.54
74	6/25/2010	470	329	5.43	5.57
75	7/25/2010	476	345	5.46	5.60
76	8/25/2010	470	323	5.49	5.62
77	9/25/2010	470	320	5.52	5.65
78	10/25/2010	476	339	5.54	5.68
79	11/25/2010	470	321	5.57	5.70
80	12/25/2010	476	338	5.60	5.71
81	1/25/2011	470	316	5.62	5.73
82	2/25/2011	470	313	5.65	5.74
83	3/25/2011	487	371	5.67	5.75
84	4/25/2011	471	310	5.70	5.76
85	5/25/2011	476	338	5.64	5.76
86	6/25/2011	471	316	5.66	5.79
87	7/25/2011	476	333	5.68	5.81
88	8/25/2011	471	311	5.71	5.83
89	9/25/2011	471	309	5.73	5.85
90	10/25/2011	476	329	5.75	5.87
91	11/25/2011	471	311	5.77	5.89
92	12/25/2011	476	329	5.79	5.90
93	1/25/2012	471	306	5.81	5.91
94	2/25/2012	471	304	5.83	5.92
95	3/25/2012	482	343	5.84	5.93
96	4/25/2012	471	302	5.86	5.94
97	5/25/2012	476	328	5.83	5.95
98	6/25/2012	471	305	5.85	5.96
99	7/25/2012	476	324	5.87	5.98

Run at the Pricing Speed